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harvey.kesner@haynesboone.com

October 17, 2007

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Handheld Entertainment, Inc. Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A Initially Filed August 14, 2007 File No. 1-32985
Dear Mr. Owings:

Reference is made to the letter dated October 16, 2007 (the “Comment Letter”) addressed to Mr. William J. Bush, Chief Financial Officer of Handheld Entertainment, Inc. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding Amendment No. 2 to the Company’s Preliminary Consent Solicitation Statement on Schedule 14A (the “Consent Statement”) filed by the Company on October 10, 2007 with the Securities and Exchange Commission (the “Commission”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. We are also sending courtesy copies of this letter to you by Federal Express.

Notice of Consent Solicitation

Request No. 1:

We note your response to Comment 1 in our letter dated October 8, 2007. In the second voting bloc, please refer to Annex E as opposed to Annex D. In the last voting bloc, please refer to Annex F as opposed to Annex E. Also, please tell us why you have not unbundled Proposal 2 from Proposal 5 allowing your shareholders the opportunity to consent to, withhold consent from, or abstain from the two proposals separately.

Response:

The Company has revised Annex A to “unbundle” proposals 2 and 5 allowing each proposal to be authorized separately.

In addition, the Company has corrected the cross-references contained in Annex A as noted in the Staff’s comment.

Assumption of Liabilities, page 5

Request No. 2:

We note your response to comment 2 in our letter dated October 8, 2007. In your next revision, please include the aggregate dollar amount of the liabilities your subsidiary will assume from eBaum’s World.

Response:

The Company has revised the disclosure in the Consent Statement to state the amount of the liabilities that the Company would assume as carried on eBaum’s World, Inc.’s balance sheet as of September 15, 2007.

Will Handheld Entertainment Undergo a Change of Control?, page 7

Request No. 3:

We note your response to comment 3 in our letter dated October 8, 2007. Please confirm for us that the oral pronouncement by the Nasdaq Capital Market that the acquisition would not be deemed a reverse merger and would not require you to file a new initial listing application is its final decision and constitutes a binding determination on its part.

Response:

On September 17, 2007, Gregory D. Kramer of Haynes and Boone, LLP, counsel to the Company, was informed by Mr. Wayne Bush of the NASDAQ Stock Market that NASDAQ had determined that the acquisition was not a reverse merger and would not require a new initial listing application. No determination letter was requested and it is our view that no initial listing application is required. We believe that this is a final decision and a binding determination.

Proposal 1 - Approval of the Issuance of Shares of Handheld’s Common…page 25

Financing for the Acquisition, page 26

Request No. 4:

We note your revisions throughout your proxy statement discussing the issuance of additional convertible debentures and warrants. We note that the issuance of these securities appears uncertain considering you use language such as “[w]e expect that all of the holders of the notes due 2008 will elect to participate…,” “various third parties may also desire to invest up to $5 million,” and “rather than selling up to $5 million of convertible debentures and warrants to third parties, we may instead sell up to $5 million of [y]our common stock…” (emphases added). Please revise to clarify exactly when the issuance of these securities is expected to take place and discuss any contingencies that surround their occurrence with a view to providing shareholders with sufficient information so that they may make an informed voting decision. Further, please revise your disclosure to provide information about the issuance of these convertible debentures and warrants that is similar to what you provided regarding the convertible debentures and warrants issued to YA Global Investments as requested in prior comments 28-32 of our letter dated September 13, 2007 or tell us why you do not believe this disclosure is necessary.

Response:

The Company has added prominently in the forepart of the consent solicitation that it is anticipated closing on the sale of the additional securities (whether upon conversion of existing loans, or the sale of such securities to, by Carl Page, Eric Bauman, Neil Bauman or third-parties) will occur contemporaneously with the closing of the sale of convertible debentures to YA Global Investments and the acquisition of eBaum’s World, or shortly thereafter.

In addition, the Company has added in tabular format a presentation of the combined effect (as requested in comments 28-32 of the Staff’s letter of comment dated September 13, 2007) of the sale of (i) $23 million principal amount of convertible debentures to YA Global Investments and (ii) $7.425 million of additional convertible debentures. The latter amount reflects the following limits on permissible issuances and registration under the Company’s agreements with YA Global Investments: (i) $3.5 million of convertible debentures sold to Carl Page, Eric Bauman and/or Neil Bauman, (ii) $2.5 million of convertible debentures to third parties permitted by YA Global Investments, and (iii) $1.425 million of pre-existing bridge loans exchangeable for convertible debentures pursuant to their terms.

Background of the Acquisition, page 25

Request No. 5:

We note your response to comment 7 in our letter dated October 8, 2007. In that response, you state that you have data from Google Analytics showing that for each month from March 2007 through August 2007, average time on the eBaum World’s website was between 10.79 and 11.02 minutes. Please provide us the source of that data or tell us where to find it in the materials you have provided to us already.

Response:

Enclosed is a duplicate copy of the data the Company received from Google Analytics that is responsive to your request.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number set forth above, or Greg Kramer at (212) 659-4984.

Sincerely,

/s/ Harvey Kesner
Harvey Kesner, Esq.